U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission file number:

BELLATRIX EXPLORATION LTD.

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	None (I.R.S. Employer Identification Number (if Applicable))

Suite 2300, 530 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8
(403) 266-8670
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711

(302) 738-6680

(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐               No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐               No ☐

FORM 40-F

Principal Documents

The documents filed or incorporated by reference as Exhibits 99.1 through 99.58, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that Bellatrix Exploration Ltd. (“Bellatrix”), since January 1, 2011, (i) made or was required to make public pursuant to the law of Alberta or Canada, (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.

Description of Common Shares

The required disclosure is included under the headings “Description of Share Capital” and “Dividends and Distributions” in Bellatrix’s Annual Information Form for the fiscal year ended December 31, 2011, attached hereto as Exhibit 99.1, and (ii) in Note 13 to the Audited Consolidated Annual Financial Statements of Bellatrix for the years ended December 31, 2011 and 2010, attached hereto as Exhibit 99.56.

Off-Balance Sheet Arrangements

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” in the Management’s Discussion and Analysis attached hereto as Exhibit 99.4.

Tabular Disclosure of Contractual Obligations

The following table sets forth Bellatrix’s known contractual obligations as at December 31, 2011.

	Payments due by period (in thousands of Canadian dollars)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt — Principal (1) (2)	56,701	—	56,701	—	—
Convertible Debentures - Principal	55,000	—	—	55,000	—
Convertible Debentures - Interest	8,704	2,620	5,225	859	—
Net Operating Leases (3)	2,989	1,157	1,832	—	—
Drilling Commitments (4)	200,566	36,066	91,000	73,500	—
Commodity Contract Liability (5)	13,611	10,667	2,944	—	—
Decommissioning Liabilities (6)	50,652	—	9,434	3,379	37,839
Finance Lease Obligation	5,117	490	1,054	1,145	2,428
Total	393,340	51,000	168,190	133,883	40,267

(1)         Approval to extend the revolving period must be obtained from the banking syndicate on June 25, 2013. Bellatrix has successfully extended its credit facilities on each renewal date since it was formed as a corporation on November 1, 2009.

(2)         Interest payments have been excluded as future debt levels are unknown at this time.

(3)         Operating leases relate to office space and are presented net of contractual recoveries from subtenants.

(4)         Amounts represent minimum estimated contractual amounts for capital expenditures pursuant to farm-in or other agreements.

(5)         Represents the liability portion of the fair value of Bellatrix’s outstanding commodity risk management contracts.

(6)         Amounts represent the inflated, undiscounted future abandonment and reclamation expenditures anticipated to be incurred over the life of Bellatrix’s properties.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking.

Bellatrix undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.                                    Consent to Service of Process.

Bellatrix has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Bellatrix shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of Bellatrix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 6, 2012.

BELLATRIX EXPLORATION LTD.

By:	/s/ Edward J. Brown
Name:	Edward J. Brown
Title:	Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Filings

99.1	Annual Information Form for the year ended December 31, 2011
99.2	Annual Information Form for the year ended December 31, 2010
99.3	2010 Annual Report
99.4	2011 Annual Report
99.5	Second Quarter 2012 Report
99.6	First Quarter 2012 Report
99.7	Third Quarter 2011 Report
99.8	Second Quarter 2011 Report
99.9	First Quarter 2011 Report
99.10	Material Change Report, dated April 26, 2011
99.11	CEO Annual Certification under Canadian law for the fiscal year ended December 31, 2011
99.12	CFO Annual Certification under Canadian law for the fiscal year ended December 31, 2011
99.13	CEO Annual Certification under Canadian law for the fiscal year ended December 31, 2010
99.14	CFO Annual Certification under Canadian law for the fiscal year ended December 31, 2010
99.15	CEO Interim Certification under Canadian law for the fiscal quarter ended June 30, 2012
99.16	CFO Interim Certification under Canadian law for the fiscal quarter ended June 30, 2012
99.17	CEO Interim Certification under Canadian law for the fiscal quarter ended March 31, 2012
99.18	CFO Interim Certification under Canadian law for the fiscal quarter ended March 31, 2012
99.19	CEO Interim Certification under Canadian law for the fiscal quarter ended September 30, 2011
99.20	CFO Interim Certification under Canadian law for the fiscal quarter ended September 30, 2011
99.21	CEO Interim Certification under Canadian law for the fiscal quarter ended June 30, 2011
99.22	CFO Interim Certification under Canadian law for the fiscal quarter ended June 30, 2011
99.23	CEO Interim Certification under Canadian law for the fiscal quarter ended March 31, 2011
99.24	CFO Interim Certification under Canadian law for the fiscal quarter ended March 31, 2011
99.25	Notice of Meeting and Information Circular — Proxy Statement, dated April 19, 2012, in respect of Bellatrix’s Annual and Special Meeting of Shareholders held on May 22, 2012

99.26	Form of Proxy for Annual and Special Meeting of Shareholders held on May 22, 2012
99.27	Report of Voting Results for Annual and Special Meeting of Shareholders held on May 22, 2012
99.28	Notice of Meeting and Information Circular — Proxy Statement, dated April 21, 2011, in respect of Bellatrix’s Annual Meeting of Shareholders held on May 25, 2011
99.29	Form of Proxy for Annual Meeting of Shareholders held on May 25, 2011
99.30	Report of Voting Results for Annual Meeting of Shareholders held on May 25, 2011
99.31	ON Form 13-502F1 — Annual Participation Fee for Reporting Issuers for the year ended December 31, 2011
99.32	ON Form 13-502F1 — Annual Participation Fee for Reporting Issuers for the year ended December 31, 2010
99.33	Underwriting Agreement, dated April 20, 2011
99.34	News Release, dated February 17, 2011
99.35	News Release, dated March 10, 2011
99.36	News Release, dated April 20, 2011
99.37	News Release, dated April 27, 2011
99.38	News Release, dated May 11, 2011
99.39	News Release, dated May 12, 2011
99.40	News Release, dated July 19, 2011
99.41	News Release, dated August 11, 2011
99.42	News Release, dated September 6, 2011
99.43	News Release, dated October 3, 2011
99.44	News Release, dated November 10, 2011
99.45	News Release, dated November 28, 2011
99.46	News Release, dated January 16, 2012
99.47	News Release, dated February 6, 2012
99.48	News Release, dated February 28, 2012
99.49	News Release, dated March 6, 2012
99.50	News Release, dated March 8, 2012
99.51	News Release, dated April 11, 2012
99.52	News Release, dated May 10, 2012
99.53	News Release, dated June 21, 2012
99.54	News Release, dated August 9, 2012
99.55	News Release, dated August 30, 2012
99.56	Amended Annual Financial Statements
99.57	CEO Annual Certification under Canadian law for the fiscal year ended December 31, 2011 (Amended Annual Financial Statements)
99.58	CFO Annual Certification under Canadian law for the fiscal year ended December 31, 2011 (Amended Annual Financial Statements)

Consents

99.59	Consent of KPMG LLP
99.60	Consent of Sproule Associates Limited
99.61	Consent of GLJ Petroleum Consultants Ltd.